THE JAPAN EQUITY FUND, INC.

c/o Aberdeen Asset Management Inc.
1735 Market Street, 32nd Floor
Philadelphia, PA 19103
(866) 839-5205

November 5, 2013

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Attn: James E. O’Connor

Re:	The Japan Equity Fund, Inc.
Proxy Statement on Schedule 14A
Investment Company Act File No. 811-06142

Dear Mr. O’Connor:

On behalf of The Japan Equity Fund, Inc. (the “Fund”), we hereby respond to your oral comments to the Fund’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed on October 24, 2013 pursuant to the Securities Exchange Act of 1934, as amended, as discussed during our telephone conversation on November 1, 2013.  For your convenience, a transcription of your comments is included in this letter, followed by the applicable response.  References to page numbers in the comments correspond to the page numbers from the Proxy Statement.  Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Proxy Statement.

Comment 1.                            Please include a telephone number on the proxy card if stockholders are able to cast their vote via telephone.

Response 1.                               The proxy card included in the back of the Proxy Statement has been revised to include a telephone number for proxy voting.

Comment 2.                            Please indicate if a proxy can be revoked via the internet or via telephone.

Response 2.                               The text on page 5 of the Proxy Statement will be revised to insert the below language regarding the revocability of proxies via the internet and via telephone (new language indicated in bold font and underlined):

“Any stockholder giving a proxy in advance of the Meeting has the power to revoke it by internet (www.voteproxy.com), telephone (1-800-PROXIES), mail (addressed to the Secretary of the Fund, c/o Aberdeen Asset Management Inc., 1735 Market Street, 32 Floor, Philadelphia, Pennsylvania 19103) or in person at the Meeting by executing a superseding proxy or by submitting a notice of revocation to the Fund.”

Comment 3.                            Please revise the first sentence of the second paragraph on page 6 to expand on the recent changes at the Fund’s Existing Investment Manager.

Response 3.                               The first sentence in the second paragraph on page 6 will be revised to include the below language (new language indicated in bold font and underlined):

“In light of the Board’s concerns about several recent changes in personnel and business at the Fund’s current investment manager, Daiwa SB Investments (USA) Ltd. (the “Existing Investment Manager”), and at an affiliate of the Existing Investment Manager that provided services to the Fund, the Fund’s Board of Directors decided to review the continued retention of the Existing Investment Manager.”

Comment 4.                            Please clarify the sentence on breakpoints in the Proposed Agreement on page 7 of the Proxy Statement.

Response 4.                               The sentence on breakpoints in the Proposed Agreement on page 7 will be revised as follows (new language in bold font and underlined and deleted text in strikethrough font):

“The Board determined that ~~the breakpoints in~~ the Proposed Agreement includes breakpoints that are identical to the breakpoints in the Existing Agreement (providing for two reductions in fee rate for average weekly assets of the Fund in excess of $20 million and $50 million) that effectively address any potential economies of scale in the same manner as the Existing Agreement given the Fund’s current asset levels.”

Comment 5.                            In the first paragraph under the heading “Summary of the Existing and Proposed Agreements” on page 8 of the Proxy Statement, please clarify the difference in fees based on the Fund’s leverage.

Response 5.                               The relevant sentence on page 8 will be revised as follows (new language in bold font and underlined):

“Most of the terms of the Proposed Agreement, including fees payable to Aberdeen by the Fund thereunder, are substantially the same in all material respects to the terms of the Existing Agreement; however the Proposed Agreement includes a new effective date and provides for Aberdeen to be paid fees on any assets the Fund may obtain with the proceeds of borrowings, should the Fund decide to borrow in the future. The Fund does not expect to engage in borrowings in the foreseeable future.”

Comment 6.                            In the second sentence under the heading “Summary of the Existing and Proposed Agreements—Fees” on page 8 of the Proxy Statement, please disclose the difference in fees due to the fact that the fees are tied to net assets in the Existing Agreement and Managed Assets in the Proposed Agreement.

Response 6.                               The relevant sentence will be revised as follows (new language in bold font and underlined and deleted text in strikethrough font):

“The fee rates under the Proposed Agreement are the same as the rates under the Existing Agreements, but those rates are applied to Managed Assets under the Proposed Agreement rather than net assets as under the Existing Agreement.  This means that if the Fund borrows in the future it will pay fees on the assets acquired with the proceeds of the assets, which will effectively result in a higher fee as a percentage of net assets than under the Existing Agreement ~~so long as Fund does not use leverage~~. The Fund does not expect to engage in borrowings in the foreseeable future. ~~Aberdeen does not currently intend to have the Fund use leverage.~~”

Comment 7.                            As part of the comparison of fees in the last sentence of the paragraph under the heading “Summary of the Existing and Proposed Agreements—Fees” on page 8 of the Proxy Statement, please disclose a comparison using a hypothetical amount of leveraging for the Fund.

Response 7.                               This section will be revised as follows (new language in bold font and underlined):

“The Fund paid an aggregate amount of $336,123 in investment management fees to the Existing Investment Manager under the Existing Agreement during the 12 months ended October 31, 2013. The Fund would have paid an aggregate amount of $336,123 during the 12 months ended October 31, 2013 had the Proposed Agreement been in effect.  If the Fund had $100 million in assets, including $25 million of borrowings, the fees for 12 months ended October 31, 2013 under the Existing Agreement and Proposed Agreement would have been $290,000 and $340,000, respectively.”

Comment 8.                            Please change the heading of the section titled “Miscellaneous” on page 11 to “Expenses of the Meeting to be Borne by the Fund.”

Response 8.                               This section heading on page 11 was revised as requested.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3324.  Thank you.

Very truly yours,

/s/ Adithya R. Attawar, Esq.